Exhibit 99.1

NICE Actimize and Infosys Announce Strategic Partnership to Offer End-to-End Financial Crime Solutions

The next-generation suite of financial crime solutions will allow organizations to protect their customers using the industry’s leading solutions and services

Hoboken, New Jersey and Bengaluru, India, May 13, 2020 - NICE Actimize, a NICE (Nasdaq: NICE) business and a leader in Autonomous Financial Crime Management and Infosys (NYSE: INFY), a global leader in next-generation digital services and consulting, together today announced the expansion in their strategic collaboration. This global partnership will allow Infosys to offer its best-in-class delivery capabilities and resell NICE Actimize’s end-to-end financial crime software solutions through either a cloud or on-premises environment to a growing customer base around the world.

Leveraging their respective experiences across financial crime management, NICE Actimize and Infosys will provide their market-leading regulatory and compliance solutions and services to support multiple industry sectors. Among the benefits of this collaborative approach, client organizations will create an efficient path to overcome emerging and rapidly evolving digital threats, and improve operational efficiencies while delivering exceptional customer experience.

This offering will include ‘Infosys Actimize Digital Suite’, a set of accelerators designed for faster time to market and predictability in implementation. Combined with a cloud offering, it will also help in reducing cost of ownership. This proposition encompassing both software and services will further reduce vendor management efforts for clients.

Ajay Vij, Senior Vice President and Head of Financial Services Business EMEA for Infosys, said, “We look forward to elevating our partnership with NICE Actimize, known for its market-leading financial crime solutions. Leveraging Infosys SaaS and managed services powered by NICE Actimize, we will be able to deliver significant value for our clients by focusing on three key dimensions – speed, cost savings, and future-proofing. NICE Actimize’s financial crime leadership combined with Infosys’ proven expertise in delivering business solutions will create significant efficiencies for financial services organizations.”

Craig Costigan, CEO, NICE Actimize, said, “We believe that this powerful partnership will rapidly expand our network of NICE Actimize’s financial crime, data intelligence and cloud solutions at a critical time while allowing us to provide enhanced customer support and services across the globe. We welcome the opportunity to roll out our leading financial crime solutions within Infosys’ massive network.”

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

About Infosys
Infosys is a global leader in next-generation digital services and consulting. We enable clients in 46 countries to navigate their digital transformation. With nearly four decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

Corporate Media Contact:

NICE Actimize Cindy Morgan-Olson +1-646-408-5896 cindy.morgan-olson@niceactimize.com	Infosys PR_Global@Infosys.com